Exhibit 99.5

Disclosure Schedules to the
Securities Purchase Agreement

General Terms

1.	Any terms used in this Disclosure Schedule but not defined herein shall have the same meanings ascribed thereto in the Securities Purchase Agreement by and among Silicom Ltd. (the “Company”) and the Investors (as defined therein), dated May 3, 2007 (the “Agreement”).

2.	This Disclosure Schedule is qualified in its entirety by reference to the specific provisions of the Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company, except as and to the extent provided in the Agreement. Inclusion of information herein shall not be construed as an admission that such information is material to the businesses of the Company, or give rise to circumstances which may result in a Material Adverse Effect on the Company, or that such information reflects facts or circumstances that are outside of the ordinary course of business.

3.	The section numbers in this Disclosure Schedule correspond to the section numbers in the Agreement; however, any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate. The headings contained in this Disclosure Schedule are for reference purposes only and shall not affect in any way the meaning or interpretation of this Disclosure Schedule.

4.	Where the terms of a contract or other disclosure item have been summarized or described in this Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such contract or other item.

Schedule 3.1(a) – Subsidiaries

The Company’s sole subsidiary, which is wholly-owned by the Company, is Silicom Connectivity Solutions, Inc.

Schedule 3.1(d) – No Conflicts

The Company has filed a routine request for the listing of the shares issuable to the Investors with the Tel Aviv Stock Exchange and expects to receive the approval therefor on or about the Closing Date.

The issuance of the securities contemplated by the Agreement requires the approval of the Israeli Office of the Chief Scientist (the “OCS”). The Company has submitted a routine request with the OCS for the approval thereof. If an Investor shall be required to provide the undertakings to the OCS as contemplated by Section 4.7 of the Agreement, the Company will provide notice of the issuance of the securities to the OCS and deliver the executed undertakings to the OCS.

Schedule 3.1(f) – Capitalization

Capital Structure and Ownership
As of April 30, 2007

Authorized
Shares
10,000,000

Outstanding Shares			Options

Avi Eizenman		108,315	Employees and D&O	296,550
Yehuda Zisapel		618,940	Warrants (Series 1) (traded on the TASE)	167,441

Zohar Zisapel		673,723	Total	463,991
Robert Sussman	[1]	644,200
Bjurman, Barry & Associates	[2]	340,300
other		3,142,081

Total		5,527,559

[1]	Based on Form 4/A filed on April 30, 2007.
[2]	Based on Schedule 13G/A filed on December 27, 2006.

Schedule 3.1(i) – Absence of Litigation

On or about May 2, 2007, the Company received a letter alleging violations of Section 16(b) of the Exchange Act of 1934 by a shareholder of the Company (who does not serve as a director or officer of, and is not employed by, the Company or its Subsidiary) requesting that the Company investigate such allegations and take actions for the recovery of profits pursuant to said section. Section 16 of the Exchange Act of 1934 does not apply to the Company by virtue of Rule 3a12-3 promulgated under the Exchange Act and therefore no violation could have occurred thereunder.

Schedule 3.1(gg) – Office of the Chief Scientist

See Schedule 3.1(d).